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NEWS RELEASE

Lundin Mining reports purported termination of Union Resources' agreements on Mehdiabad zinc project

December 8, 2006 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") has been informed by Union Resources Limited ("Union") that Union has received a letter from its Iranian Government partner, Iranian Mines and Mining Industries Development and Renovation Organization, ("IMIDRO") purporting to terminate certain agreements relating to the Mehdiabad zinc project. The agreements include:

1. Formation Agreement dated October 30, 1999
2. Basic Agreement dated November 22, 1999
3. Management Agreement dated January 17, 2001
4. Engineering Services Agreement dated January 17, 2001

The full text of Union's press release can be found at www.unionresources.com.au and includes the following statement by Union:

"Union is of the opinion that IMIDRO has invalidly issued the purported notice of termination and the board of Union is taking urgent steps to clarify and resolve the situation and ascertain the impact of the letter on Union's investment in the Project.

Union is further of the opinion that the Company has complied with all of its obligations under the Foundation Agreement, the Basic Agreement and the Management Agreement, and that no basis exists for termination. Whilst Union is a signatory to the Engineering Services Agreement, it relates to work carried out on the Project by the other partner to the Joint Venture, Itok GmbH."

In August 2005 Lundin Mining acquired a 19.9% interest in Union, a publicly traded Australian mining company, for a total consideration of approximately US$ 4.4 million. Union's main asset is a 38% ownership in the zinc-lead deposit Mehdiabad in Iran. The Iranian State owns 50% of the Mehdiabad project and Itok the balancing 12%. Lundin Mining will continue to monitor the development in the Mehdiabad project. Although the deposit is of size, Lundin Mining holds a relatively small, indirect, interest in the project and does not consider that the possible termination of the agreement between Union and IMIDRO to be material.

For further information, please contact:

Catarina Ihre, Investor Relations: +4670-607-9263
Ron Ewing, Investor Relations, North America: 1-604-681-1337
Sophia Shane, Investor Relations: 1-604-689-7842

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.